Exhibit 99.2

First Quarter 2019
Management's Discussion and Analysis
of Financial Condition and Results of Operations
Introduction
This Management's Discussion and Analysis ("MD&A") provides a review of the results of operations, financial condition and cash flows of Aeterna Zentaris Inc. for the three months ended March 31, 2019. In this MD&A, "Aeterna Zentaris", the "Company", "we", "us" and "our" mean Aeterna Zentaris Inc. and its subsidiaries. This discussion should be read in conjunction with the information contained in our unaudited condensed interim consolidated financial statements and the accompanying notes thereto as at March 31, 2019 and for the three months ended March 31, 2019 and 2018 and the audited consolidated financial statements and MD&A for the years ended December 31, 2018 and 2017, which were prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). All amounts in this MD&A are presented in US dollars, except as otherwise noted.
We have three wholly-owned direct and indirect subsidiaries, Aeterna Zentaris GmbH, based in Frankfurt, Germany; Zentaris IVF GmbH, a direct wholly-owned subsidiary of AEZS Zentaris GmbH, based in Frankfurt, Germany; and Aeterna Zentaris, Inc., an entity incorporated in the State of Delaware with an office in the Charleston, South Carolina area in the United States. Our common shares are listed on both the NASDAQ Capital Market and on the Toronto Stock Exchange under the symbol "AEZS".
This MD&A was approved by our Board of Directors on May 7, 2019.
About Forward-Looking Statements
This document contains forward-looking statements (as defined by applicable securities legislation) made pursuant to the safe-harbor provision of the U.S. Securities Litigation Reform Act of 1995, which reflect our current expectations regarding future events. Forward-looking statements may include, but are not limited to statements preceded by, followed by, or that include the words "will," "expects," "believes," "intends," "would," "could," "may," "anticipates," and similar terms that relate to future events, performance, or our results. Forward-looking statements involve known and unknown risks and uncertainties, including those discussed in this MD&A and in our Annual Report on Form 20-F, under the caption "Key Information - Risk Factors" filed with the relevant Canadian securities regulatory authorities in lieu of an annual information form and with the U.S. Securities and Exchange Commission ("SEC"). Known and unknown risks and uncertainties could cause our actual results to differ materially from those in forward-looking statements. Such risks and uncertainties include, among others, our now heavy dependence on the success of Macrilen™ (macimorelin) and related out-licensing arrangements and the continued availability of funds and resources to successfully launch the product, our strategic review process, the ability of the Special Committee to carry out its mandate, the ability of Aeterna Zentaris to enter into out-licensing, development, manufacturing and marketing and distribution agreements with other pharmaceutical companies and keep such agreements in effect, reliance on third parties for the manufacturing and commercialization of Macrilen™ (macimorelin), potential disputes with third parties, leading to delays in or termination of the manufacturing, development, out-licensing or commercialization of our product candidates, or resulting in significant litigation or arbitration, and, more generally, uncertainties related to the regulatory process, our ability to efficiently commercialize or out-license Macrilen™ (macimorelin), the degree of market acceptance of Macrilen™ (macimorelin), our ability to obtain necessary approvals from the relevant regulatory authorities to enable us to use the desired brand names for our products, the impact of securities class action litigation or other litigation on our cash flow, results of operations and financial position; our ability to take advantage of business opportunities in the pharmaceutical industry, our ability to protect our intellectual property, the potential of liability arising from shareholder lawsuits and general changes in economic conditions. Investors should consult our quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties. Given these uncertainties and risk factors, readers are cautioned not to place undue reliance on these forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, unless required to do so by a governmental authority or applicable law.

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First Quarter MD&A - 2019

About Material Information
This MD&A includes information that we believe to be material to investors after considering all circumstances. We consider information and disclosures to be material if they result in, or would reasonably be expected to result in, a significant change in the market price or value of our securities, or where it is likely that a reasonable investor would consider the information and disclosures to be important in making an investment decision.
We are a reporting issuer under the securities legislation of all of the provinces of Canada, and our securities are registered with the SEC. We are therefore required to file or furnish continuous disclosure information, such as interim and annual financial statements, MD&A, proxy or information circulars, annual reports on Form 20-F, material change reports and press releases with the appropriate securities regulatory authorities. Copies of these documents may be obtained free of charge upon request from our Corporate Secretary or on the Internet at the following addresses: www.aezsinc.com, www.sedar.com and www.sec.gov.
Company Overview
Aeterna Zentaris Inc. is a specialty biopharmaceutical company engaged in commercializing novel pharmaceutical therapies, principally through out-licensing arrangements. We are a party to a license and assignment agreement with a subsidiary of Novo Nordisk A/S (“Novo”) to carry out development, manufacturing, registration, regulatory and supply chain services for the commercialization of Macrilen™ (macimorelin), which is to be used in the diagnosis of patients with adult growth hormone deficiency (“AGHD”), in the United States and Canada (the "License and Assignment Agreement"). In addition, we are actively pursuing business development opportunities for macimorelin in the rest of the world and to monetize the value of our non-strategic assets.
Key Developments
On March 12, 2019, the Company announced that its board of directors formed a special committee of independent directors (the "Special Committee") to review strategic options available to the Company. The Special Committee has approved the engagement by the Company of a financial advisor that is working with management to assist the Special Committee and the board of directors in considering a wide range of transactions, including opportunities for the license of MacrilenTM (macimorelin) outside of the United States and Canada, or other monetization transactions relating to MacrilenTM (macimorelin). Management has evaluated whether material uncertainties exist relating to events or conditions and believes that the commercial success of Macrilen™ (macimorelin) will depend on several factors, including, but not limited to, the receipt of approvals from foreign regulatory authorities; Novo developing appropriate distribution and marketing infrastructure and arrangements and launching and growing commercial sales of Macrilen™ (macimorelin); and acceptance of Macrilen™ (macimorelin) in the medical community, among patients and with third party payers.
On January 16, 2018, the Company through Aeterna Zentaris GmbH entered into the License and Assignment Agreement with Strongbridge Ireland Limited ("Strongbridge") to carry out development, manufacturing, registration, regulatory and supply chain services for the commercialization of Macrilen™ (macimorelin) in the United States and Canada, which provides for (i) the "right to use" license relating to the Adult Indication; (ii) the sale of the right to acquire a license of a future pediatric indication if and when approved by the United States Food and Drug Administration ("FDA"); (iii) Strongbridge to fund 70% of the costs of a pediatric clinical trial submitted for approval to the EMA and FDA to be run by the Company with customary oversight from a joint steering committee (the "JSC"); and (iv) an Interim Supply Arrangement. Effective December 19, 2018, Strongbridge was sold to Novo. Product sales of Macrilen™ (macimorelin) began on July 23, 2018.
On January 16, 2019, we announced that the European Medicines Agency ("EMA") granted marketing authorization for macimorelin for the diagnosis of AGHD. We believe that this marks an important development in our European commercialization strategy based on research evaluating the prevalence of AGHD in adults in Europe. We are in discussions with a variety of companies regarding licensing and/or distribution opportunities in the rest of the world ("ROW").
The Company received notice from Novo that royalty income earned for the first quarter of 2019 was $13,000.
During the first quarter of 2019, the Company incurred $308,000 of Pediatric Investigation Plan ("PIP") study costs.
Monetization of non-strategic assets
Opportunities for the Company to monetize non-strategic assets include preclinical work done on AEZS-120, a prostate cancer vaccine, discovery research for ERK-inhibitors for Oncology indications; and discovery research conducted at the Medical University of South Carolina on Compound Library as well as other research and clinical development projects which have been undertaken by our German subsidiary, Aeterna Zentaris GmbH.

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First Quarter MD&A - 2019

Outlook for 2019
The following represents forward-looking information and users are cautioned that actual results may vary.
Following Novo's acquisition of the U.S. and Canadian rights to Macrilen™ (macimorelin), the JSC met in January 2019 to discuss Novo's commercialization plan for the United States, their supply chain needs and the enrollment of patients and protocols of the PIP study. The Company expects that quarterly meetings will continue to occur as forecasts for sales and inventory build and needs for the PIP study continue to occur.

The Company believes that the EMA's January 2019 announcement of marketing authorization for macimorelin for the diagnosis of AGHD has further validated the clinical profile and commercial value of macimorelin.

The Special Committee has approved the engagement of Torreya, a global investment bank specializing in life sciences, as its financial advisor. Torreya is working with management to assist the Special Committee and the board of directors in considering a wide range of transactions, including opportunities for the license of macimorelin outside of the United States and Canada, other monetization transactions relating to macimorelin or the potential sale of the Company, which may create value for our shareholders and other stakeholders.

Our priority is the commercialization of macimorelin; however, we continue to pursue out-licensing opportunities of our non-strategic assets, as they arise.
Summary of key expectations for revenues, operating expenditures and cash flows
The further development and commercialization of Macrilen™ (macimorelin) in 2019 is the Company's primary focus.

To that end, we expect that research and development costs will be up to $2.0 million for the year ending December 31, 2019 and will comprise commercial service, consultant, employee and patent costs related to the PIP study and to follow-up studies agreed with the EMA. In the third quarter of 2018, we began invoicing our licensee for its 70% share of the PIP study costs. In 2019, we have continued this collaboration and are working with Novo to optimize this trial.

In addition, we expect our general and administrative expenses to range between $6.5 million and $7.5 million for the year ending December 31, 2019 and to consist primarily of employee, insurance, rent, legal and public company costs.
We are working with Torreya on European and other rest of world business development activities to support the commercialization of macimorelin outside of Canada and the United States.

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First Quarter MD&A - 2019

Condensed Interim Consolidated Statements of Comprehensive (Loss) Income

	Three months ended March 31,
(in thousands, except share and per share data)	2019	2018
	$	$
Revenues
Royalty income	13	—
Licensing revenue	18	24,568
Sales commission and other	6	90
Total revenues	37	24,658

Research and development costs	528	833
General and administrative expenses	1,637	2,786
Selling expenses	304	1,641
Impairment of right of use asset	337	—
Write-off of other current assets	169	—
Total operating expenses	2,975	5,260

(Loss) income from operations	(2,938)	19,398
Net finance (loss) income	(1,973)	1,894
(Loss) income before income taxes	(4,911)	21,292
Income tax expense	—	(6,868)
Net (loss) income	(4,911)	14,424
Total other comprehensive income (loss) adjustments	(651)	(222)
Comprehensive (loss) income	(5,562)	14,202

Net (loss) income per share [basic]	(0.30)	0.88
Net (loss) income per share [diluted]	(0.30)	0.87
Weighted average number of shares outstanding:
Basic	16,440,760	16,440,760
Diluted	16,440,760	16,493,363

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First Quarter MD&A - 2019

Condensed Interim Consolidated Statement of Financial Position Information

(in thousands, except share and per share data)	As at March 31,	As at December 31,
	2019	2018
	$	$
Cash and cash equivalents	11,357	14,512
Trade and other receivables and other current assets	1,506	1,504
Inventory	540	240
Restricted cash equivalents	363	418
Property, plant and equipment	59	65
Right of use asset	451	—
Other non-current assets	8,108	8,272
Total assets	22,384	25,011
Payables and other current liabilities	2,668	2,966
Current portion of deferred revenues	74	74
Warrant liability	5,695	3,634
Current provision for restructuring costs and other costs	200	887
Taxes payable	1,637	1,669
Employee future benefits	13,647	13,205
Lease liabilities	1,342	—
Long-term portion of restructuring and other costs and deferred revenues	681	669
Total liabilities	25,944	23,104
Shareholders' (deficiency) equity	(3,560)	1,907
Total liabilities and shareholders' equity (deficiency)	22,384	25,011
Critical Accounting Policies, Estimates and Judgments
The preparation of condensed interim consolidated financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of the Company's assets, liabilities, revenues, expenses and related disclosures. Judgments, estimates and assumptions are based on historical experience, expectations, current trends and other factors that management believes to be relevant at the time at which the Company's condensed interim consolidated financial statements are prepared.

Management reviews, on a regular basis, the Company's accounting policies, assumptions, estimates and judgments in order to ensure that the condensed interim consolidated financial statements are presented fairly and in accordance with IFRS. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.
Critical accounting estimates and assumptions, as well as critical judgments used in applying accounting policies in the preparation of our interim condensed consolidated financial statements were the same as those that applied found in note 4 to our annual consolidated financial statements as of December 31, 2018 and 2017 and for the years ended December 31, 2018, and 2017 except for those related to the adoption of IFRS 16, as follows:
Critical judgments in determining the lease term and discount rate
In determining the lease term, management considers all facts and circumstances that create an economic incentive to exercise an extension option, or not exercise a termination option. Extension options (or periods after termination options) are only included in the lease term if the lease is reasonably certain to be extended (or not terminated).
In determining the appropriate discount rate, management identified the rate for the building based on the type and location of the Company's office, laboratory and storage facility in Frankfurt and, for vehicle and equipment leases, used the risk-free rate, credit spread and lease specific adjustment for similar assets.

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First Quarter MD&A - 2019

Results of operations for the three-month period ended March 31, 2019
For the three-month period ended March 31, 2019, we reported a consolidated net loss of $4.9 million, or $0.30 loss per common share, as compared with a consolidated net income of $14.4 million, or $0.88 income per common share, for the three-month period ended March 31, 2018. The $19.3 million decline in net results is primarily from a reduction of $24.6 million in total revenues and $3.9 million increase in net finance loss offset by a reduction of tax expense of $6.9 million and of operating expenses of $2.3 million.
Revenues
Our total revenue for the three-month period ended March 31, 2019 was $37,000 as compared with $24.7 million for the same period in 2018, representing a decline of $24.6 million. The 2019 revenue was comprised of $18,000 in licensing revenue, $13,000 in royalty income and $6,000 in sales commission and other, as compared with $24.6 million in license fees and $90,000 in sales commission and other in 2018. The decline in total revenue in 2019 relates to a $24.0 million cash payment received from executing the Macrilen™ (macimorelin) License and Assignment Agreement in January 2018.
Operating expenses
Our total operating expense for the three-month period ended March 31, 2019 was $3.0 million as compared with $5.3 million for the same period in 2018, representing a decrease of $2.3 million. This net decline arises primarily from a $0.3 million reduction in research and development costs, a $1.1 million reduction in general and administration expenses and a $1.3 million reduction in selling expenses, offset by $0.3 million impairment in right to use asset and $0.1 million write-off of other current assets. The reductions in research and development, general and administrative and selling expense are in-line with the expected impact of our cost control initiatives which were implemented in late 2018.
During the three-month period ended March 31, 2019, management continued its search for a sub-lessee. However, there have been delays which led to a reassessment of its onerous lease provision as the Company has determined that its plan to exit its building lease, in full, as at December 31, 2019 was not probable. As such, the Company recognized an impairment of its right of use building asset of $337 in the statement of comprehensive income and loss.
Also during this period, management evaluated the probability of collecting $0.2 million paid in a prior year to our supply chain partner for the serialization of Macrilen™ (macimorelin) sachet and packaging and is subject to a repayment arrangement. As the timing and amount of such partner's future revenues cannot be reasonably estimated, the full amount was written off and the Company expects to recognize any associated revenues in the period in which cash, if any, is received. The Company received $6,000 in sales commission and other revenue in the quarter ended March 31, 2019 in connection with this arrangement.
Net finance loss
Our net finance loss for the three-month period ended March 31, 2019 was $2.0 million as compared with a net gain of $1.9 million for the same period in 2018, representing a decrease of $3.9 million. This is primarily due to a $3.9 million change in fair value of warrant liability. Such a non-cash change in fair value results from the periodic "mark-to-market" revaluation, which occurs through the application of our pricing model, to our outstanding share purchase warrants.

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First Quarter MD&A - 2019

Quarterly Consolidated Results of Operations Information

(in thousands, except for per share data)	Three months ended
	March 31, 2019	December 31, 2018	September 30, 2018	June 30, 2018
	$			$
Revenues	37	1,392	663	168
Net (loss) income	(4,911)	(5,126)	(2,509)	(2,602)
Net (loss) income per share [basic]*	(0.30)	(0.31)	(0.15)	(0.16)
Net (loss) income per share [diluted]*	(0.30)	(0.31)	(0.15)	(0.16)

(in thousands, except for per share data)	Three months ended
	March 31, 2018	December 31, 2017	September 30, 2017	June 30, 2017
	$	$	$	$
Revenues	24,658	178	241	243
Net loss	14,424	(484)	(9,631)	(2,550)
Net (loss) per share [basic]*	0.88	(0.03)	(0.61)	(0.18)
Net (loss) income per share [diluted]*	0.87	(0.03)	(0.61)	(0.18)
_________________________

*
Net income (loss) per share is based on the weighted average number of shares outstanding during each reporting period, which may differ on a quarter-to-quarter basis. As such, the sum of the quarterly net loss per share amounts may not equal full-year net loss per share.

Historical quarterly results of operations and net income (loss) cannot be taken as reflective of recurring revenue or expenditure patterns or of predictable trends, largely given the non-recurring nature of certain components of our historical revenues, due most notably to unpredictable quarterly variations attributable to our net finance income, which in turn are comprised mainly of the impact of the periodic "mark-to-market" revaluation of our warrant liability and of foreign exchange gains and losses. In addition, we cannot predict what the revenues from royalties will be from the Macrilen™ (macimorelin) License and Assignment Agreement.

Use of Proceeds
We began 2019 with $14.5 million in cash and cash equivalents. During the three-month period ended March 31, 2019, our operating expenses were $3.0 million. We closed the period with $11.4 million of cash and cash equivalents.

Liquidity and capital resources

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First Quarter MD&A - 2019

Summary of cash flows:

(in thousands)	Three months ended March 31,
	2019	2018

Cash and cash equivalents - Beginning of period	14,512	7,780
Cash flows from operating activities:
Net cash (used in) provided by operating activities	(3,006)	16,717
Cash flows from financing activities:
Net cash used in financing activities	(151)	—
Cash flows from investing activities:
Net cash provided by investing activities	50	11
Effect of exchange rate changes on cash and cash equivalents	(48)	40
Cash and cash equivalents - End of period	11,357	24,548
Operating Activities
Cash (used by) operating activities totaled $3.0 million for the three months ended March 31, 2019, as compared to $16.7 million provided by operating activities in the same period in 2018. In the first quarter of 2018, the Company had net income of $14.4 million and the impact of deferred tax assets of $6.9 million offset by a $1.8 million change in fair value of warrant liability whereas in the first quarter of 2019, the Company had a net loss of $4.9 million with no deferred tax asset offset by a $2 million change in fair value of warrant liability.
Financing Activities
Cash (used by) financing activities totaled $151,000 for the three months ended March 31, 2019, as compared with nil in the same period in 2018. In 2019, the Company paid $151,000 in lease liabilities upon adoption of IFRS 16.
Investing Activities
Cash provided by investing activities totaled $50,000 for the three months ended March 31, 2019, as compared with $11,000 provided by investing activities in the same period in 2018. In 2019, the Company received $50,000 in restricted cash when it closed out certain banking arrangements, while in 2018, the Company sold certain property, plant and equipment for $11,000.
Common shares

As at March 31, 2019, the Company had 16,440,780 issued and outstanding common shares.

Warrants as at March 31, 2019

	Warrants	Exercise Price	Expiry date
	#	$
March 2015 registered direct offering - Series A	115,844	1.07	March 10, 2020
December 2015 registered direct offering	2,331,000	7.10	December 13, 2020
November 2016 registered direct offering	945,000	4.70	May 1, 2020
	3,391,844
Long-term incentive plan

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First Quarter MD&A - 2019

There were 888,816 stock options and deferred share untis outstanding at March 31, 2019; with exercise prices denominated in U.S. dollars (December 31, 2018 - 888,816). During the three-month period ended March 31, 2019, none of these options were exercised, no options were granted, forfeited or expired (twelve month period ended December 31, 2018 - none, 426,000 and 249,599, respectively).
There were 869 stock options outstanding at March 31, 2019 (December 31, 2018 - 869). During the three-month period ended March 31, 2109, no options were forfeited or expired (twelve months ended December 31, 2018 - none and 634, respectively).
Subsequent to quarter-end
In April 2019, there were 87,850 stock options, 23,000 deferred share units and 87,700 warrants exercised for gross proceeds of $313,522 with 191,650 common shares being issued.

Liquidity and capital resources

Since inception, the Company has incurred significant expenses in its efforts to develop and commercialize products. Consequently, the Company has incurred operating losses and negative cash flow from operations historically and in each of the last several years except for the year ended December 31, 2018 when the Company earned revenue from the sale of a license for the adult indication of MacrilenTM (macimorelin) in the United States and Canada. As at March 31, 2019, the Company had an accumulated deficit of $315 million.
The Company has $11.4 million of cash and cash equivalents as at March 31, 2019, and management believes it has sufficient liquidity to meet its current obligations of $5.6 million and continue its planned level of expenses for at least, but not limited to the next twelve months from the date of issuance of this MD&A. The Company is focused on managing its operating expenses, and has the discretion to limit research and development costs, administrative expenses and capital expenditures in order to maintain its liquidity, until such time that additional sources of funding can be obtained. The Company’s principal focus is on the licensing and development of MacrilenTM (macimorelin) and it currently does not have any other approved product. Under the terms of the License and Assignment Agreement, Novo is funding 70% of the pediatric clinical trial submitted to the EMA and FDA, the Company's sole development priority.
The Special Committee has approved the engagement by the Company of a financial advisor that is working with management to assist the Special Committee and the board of directors in considering a wide range of transactions, including opportunities for the license of MacrilenTM (macimorelin) outside of the United States and Canada, or other monetization transactions relating to MacrilenTM (macimorelin). Management has evaluated whether material uncertainties exist relating to events or conditions and has considered the following in making that critical judgment.
The Company’s current operating budget and cash flows from operating activities in 2019 are expected to decline compared with 2018; however, the Company believes its forecasted cash flows will provide sufficient liquidity to finance operations and meet its commitments for at least, but not limited to, twelve months from the date of approval of these unaudited condensed interim consolidated financial statements.

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First Quarter MD&A - 2019

Contractual obligations and contingencies
The Company is committed to various operating leases for its premises which are now accounted with the implementation of IFRS 16. Future payments in connection with service and manufacturing agreements, as at March 31, 2019, are as follows:

(in thousands)	Service and manufacturing
$
Less than 1 year	2,049
1 - 3 years	25
4 - 5 years	21
More than 5 years	33
Total	2,128
Contingencies
In the normal course of operations, the Company may become involved in various claims and legal proceedings related to, for example, contract terminations and employee-related and other matters.
Securities class action lawsuit
The Company and certain of its current and former officers are defendants in a class-action lawsuit pending in the U.S. District Court for the District of New Jersey, brought on behalf of shareholders of the Company. The lawsuit alleges violations of the Securities Exchange Act of 1934 in connection with allegedly false and misleading statements made by the defendants between August 30, 2011 and November 6, 2014 (the "Class Period"), regarding the safety and efficacy of Macrilen™ (macimorelin) and the prospects for the approval of the Company's New Drug Application for the product by the FDA. The plaintiffs represent a class comprised of purchasers of the Company's common shares during the Class Period and seek damages, costs and expenses and such other relief as determined by the Court. The Company considers the claims that have been asserted in the lawsuit to be without merit and is vigorously defending against them.  The Company cannot, however, predict at this time the outcome or potential losses, if any, with respect to this lawsuit.
Financial Risk Factors and Other Instruments
The nature and extent of our exposure to risks arising from financial instruments, including credit risk, liquidity risk and market risk (share price risk) and how we manage those risks are described in note 15 to our condensed interim consolidated financial statements as at March 31, 2019 and for the three-month periods ended March 31, 2019 and 2018.
Related Party Transactions and Off-Balance Sheet Arrangements

As at March 31, 2019, other than employment agreements and indemnification agreements with management, there are no related party transactions, except those eliminated upon consolidation.

As at March 31, 2019, we did not have any interests in special purpose entities or any other off-balance sheet arrangements.

Recent accounting pronouncements
The IASB continues to issue new and revised IFRS. A listing of the recent accounting pronouncements promulgated by the IASB and not yet adopted is included in note 5 to our audited annual consolidated financial statements for the year ended December 31, 2018 and in note 4 to our condensed interim consolidated financial statements as at March 31, 2019 and for the three months ended March 31, 2019 and 2018.

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First Quarter MD&A - 2019

Changes in Internal Controls over Financial Reporting
There have been no changes in our internal control over financial reporting during the three-month period ended March 31, 2019 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of certain events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, including conditions that are remote.
Risk Factors and Uncertainties
An investment in our securities involves a high degree of risk. In addition to the other information included in this MD&A and in the related unaudited condensed interim consolidated financial statements, investors are urged to carefully consider the risks described under the caption "Risk Factors and Uncertainties" in our most recent Annual Report on Form 20-F for the year ended December 31, 2018, for a discussion of the various risks that may materially affect our business. The risks and uncertainties not presently known to us or that we currently deem immaterial may also materially harm our business, operating results and financial condition and could result in a complete loss of your investment.

Our most recent Annual Report on Form 20-F was filed with the relevant Canadian securities regulatory authorities in lieu of an annual information form at www.sedar.com and with the SEC at www.sec.gov, and investors are urged to consult such risk factors.

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